SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

HANGMAN PRODUCTIONS, INC.

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

41043Y 20 7

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.

NAMES OF REPORTING PERSONS:  LEONARD W. BURNINGHAM

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [   ]

         (b)  [X]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:  PF.

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

         None; not applicable.

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

         United States.

 NUMBER OF SHARES

7. SOLE VOTING POWER: 200,000.*

 BENEFICIALLY OWNED

8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON

9. SOLE DISPOSITIVE POWER: 200,000.*

                                     10. SHARED DISPOSITIVE POWER: None.

* Reflecting a December, 2009 two for one Dividend with a mandatory exchange of stock certificates accounted for as a two for one forward split.

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 200,000.

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.003%.

14.

TYPE OF REPORTING PERSON.

IN.

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Hangman Productions, Inc., a Utah corporation (the “Company”); 912 West Baxter Drive, Suite 200, South Jordan, Utah  84095.

Item 2.  Identify and Background.

(a)

Name of Persons Filing.  This Schedule 13D is being filed for Leonard W. Burningham.

(b)

Address: 455 East 500 South, Suite 205, Salt Lake City, UT  84111.

(c)

Principal Occupation:  Mr. Burningham is currently an attorney in Salt Lake City, Utah.

(d)

During the last five year, Mr. Burningham has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

No.

(f)

United States.

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds:  $5,000.

Item 4.  Purpose of Transaction.

Leonard W. Burningham acquired 200,000 shares of the Company in a private offering to accredited investors on December 20, 1999.

Item 5.  Interest in Securities of the Issuer.

(a)

Amount Beneficially Owned.  As of the date hereof, Leonard W. Burningham owns 200,000 Shares (approximately 0.003%) of the Company’s common stock.

(b)

Number of shares as to which such person has:

Sole power to vote or to direct vote: 200,000 shares.

Shared power to vote or to direct the vote: 0.

Sole power to dispose or to direct the disposition of: 200,000.

Shared power to dispose or to direct the disposition of: 0.

(c)

None.

(d)

None; not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  4/13/2010

/s/  Leonard W. Burningham

 Leonard W. Burningham